October 24, 2014

Via EDGAR (Correspondence)
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Stephanie J. Ciboroski, Senior Assistant Chief Accountant

Re: CORPBANCA
Form 20-F for the Fiscal Year Ended December 31, 2013
Filed May 15, 2014
File No. 001-32305

Dear Ms. Ciboroski:

We are submitting this letter to respond to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated September 29, 2014 (the “Comment Letter”), in connection with the annual report on Form 20-F for the fiscal year ended December 31, 2013 (No. 001-32305) and Amendment No. 1 on Form 20-F/A for the fiscal year ended December 31, 2013 (No. 001-32305) (collectively, the “Form 20-F”), filed by CorpBanca (“CorpBanca”) with the SEC on May 15, 2014 and July 29, 2014, respectively.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Form 20-F.  Responses to these comments are set forth in this letter.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Form 20-F.  All page number references in CorpBanca’s responses are to page numbers in the Form 20-F.

We have also underlined and italicized our proposed changes to the Form 20-F and consolidated financial statements that will be included in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2013
Loan Portfolio, page 94
Normalization Portfolio, page 97

1.
We note your disclosure on page 98 that the main difference between the Normalization Portfolio and the renegotiated portfolio for commercial loans, is that loans may be transferred to the Normalization Portfolio prior to the commencement of the renegotiation process to the extent, as defined internally, that the loan has demonstrated evidence of credit deterioration. We further note from your April 2, 2013 response that the Normalization Portfolio includes renegotiated loans, loans paid regularly but with certain delay and loans undergoing legal collection. Please clarify whether there continues to be a difference between your Normalization Portfolio and your renegotiated commercial loans, and if so, why the footnotes to your table on page 97 indicate that the balances are reflective only of your renegotiated loans.

We acknowledge the Staff’s comments and respectfully advise that the table on page 97 of the Form 20-F sets forth our normalization portfolio, which includes renegotiated loans, loans which are delinquent as to payment on an ongoing basis as well as those loans which have entered into legal proceedings.  We also respectfully note our inadvertent error in the descriptions in the footnotes, and confirm that the table shows the normalization portfolio. We respectfully advise that in future filings the notes to this table will refer to the normalization portfolio, rather than the renegotiated portfolio or renegotiated loans, as set forth below:

	As of December 31,
	2012	2013	2014
	(in millions of Ch$)
Opening Balance(1)	125,742	124,047
Additions to Normalization Portfolio(2)	41,667	88,797
Recovery(3)	(27,810)	(43,748)
Write-offs(4)	(15,552)	(24,348)
Final Balance(5)	124,047	144,748

(1)	Corresponds to the opening balance of the normalization portfolio.
(2)	Corresponds to the additions to the normalization loans portfolio during each respective period.
(3)	Corresponds to the recovery (which may include payments, or settlements by judicial action) obtained from normalization loans during each respective period.
(4)	Corresponds to write-offs of normalization loans during each respective period.
(5)	Corresponds to the ending balance of the normalization portfolio.

Risk Index of Our Loan Portfolio, page 99

2.
We note your discussion regarding the changes in your risk index for your commercial, mortgage, and consumer loans which appears to be due to adjustments made to the loan loss allowance.  Explain to us the reasons for such adjustments and how these adjustments impact the change to your provision for loan losses and allowance under IFRS.

We acknowledge the Staff’s comments and respectfully advise that CorpBanca’s loan portfolio is comprised of two types of loans when they are analyzed based on their origination:  (i) loans originated as a part of our day-to-day activities and (ii) loans acquired through business combinations. The latter refers to loans arising from the acquisition of CorpBanca Colombia and Helm Bank.

IFRS 3 Business Combination, title “Measuring the fair value of particular identifiable assets and a non-controlling interest in an acquiree,” in the section “Assets with uncertain cash flows (valuation allowances)” indicates in its paragraph B41 that:

“The acquirer shall not recognize a separate valuation allowance as of the acquisition date for assets acquired in a business combination that are measured at their acquisition-date fair values because the effects of uncertainty about future cash flows are included in the fair value measure.”

Therefore, for loans acquired through business combinations, no allowance for loan losses is recorded at the combination or acquisition date. When the ratio of: allowances for loan losses / the value of our total loan portfolio is used as a proxy for the risk index with respect to the disclosures exclusively within our forepart of the loan portfolio, the abovementioned IFRS accounting treatment would make the ratio not comparable over time. In such case, and only for presentation purposes within our forepart, the figures for allowances for loan losses and for total loan portfolio used to compute the ratio are adjusted in order to reflect for the total of the portfolio the adding back of the valuation allowance for the contractual cash flows that are deemed to be uncollectible at the combination or acquisition date.  In this way, we present both loan portfolios (day-to-day originations and loans acquired through business combinations under what we believe to be a more comparable basis).

To reiterate, we respectfully advise that the risk index mentioned above is not used in the calculation of our allowance under IFRS.  In future filings, we will include the following comparative tables:

According to this information, our unadjusted index risk as of December 31, 2013 (calculated using general ledger balances) was:

		Item	MCh$	Ratio RI

		Commercial Loans	91,354	1.0%
			9,285,456
Risk Index (RI) =	Allowances
	Loans	Mortgage loans	6,968	0.4%
			1,988,976

		Consumer Loans	27,717	1.7%
			1,623,249

		Total	126,039	1.0%
			12,897,681

And our adjusted risk index as of December 31, 2013 is re-calculated as follows:

		Item	MCh$	Ratio RI

		Commercial Loans	201,376	2.1%
			9,395,478
Risk Index (RI) =	Allowances
	Loans	Mortgage loans	22,295	1.1%
			2,004,303

		Consumer Loans	84,208	5.0%
			1,679,740

		Total	126,039	2.4%
			13,079,521

We further acknowledge that the adjusted risk index is a non-GAAP measure and the appropriate disclosures will be prepared and presented in future filings with respect thereto.

3.
As a related matter, we note the risk index, on an adjusted basis, for consumer loans decreased partly due to a new allowance for losses model implemented in Chile during 2013. We also note your development of a provisioning model for mortgage loans, which provided a model of expected losses, regularized standards and improved provisioning models for the segment. You disclose on page 107 that the models used for provision of the consumer loan portfolio is different from the provisioning of the mortgage loan portfolio; however, there is no difference between your SBIF provision and IFRS provision for loans collectively evaluated for impairment. Explain to us in greater detail the changes to your allowance for loan loss under both the new consumer loans and mortgage loans models and the impact to your loan loss allowance under IFRS. In your response address how you considered the guidance in IAS 39.BC109 in relation to the model of expected losses for your mortgage loans.

We acknowledge the Staff’s comments and respectfully advise that the allowance for loan losses models for both IFRS and SBIF purposes are based on estimated incurred losses for loans collectively evaluated for impairment.  The adjustment on page 99 of the Form 20-F refers to the impact to our unadjusted risk index of applying IFRS 3, paragraph B41 as more fully explained in our answer to comment 2 above.

We also respectfully note our inadvertent error in page 99 where we mentioned that our provisioning model for mortgage loans refers to expected losses. The correct statement should be:  “The year ended with the ongoing recalibration of the provisioning model for mortgage loans, which provided a model for estimated incurred losses, regularized standards and improved a set of provisioning models for the segment”, which will be included in future filings.

Therefore, with regard to the Staff’s query regarding the recalibration of models with respect to our allowance for loan losses models mentioned, we respectfully advise that these changes are the regular ongoing update of parameters and samples; the impact of such changes was not material.

CorpBanca’s model for mortgage loans collectively evaluated for impairment recognizes loan losses only when they are incurred, in accordance with the guidance in IAS 39.BC109, and consistent with paragraph BC108 and BC110 of the same (as indicated in paragraph IAS 39.108 “a deterioration in the credit quality of an asset or a group of assets after their initial recognition”) and does not recognize impairment on the basis of expected future transactions or events. Thus, for a loss to be incurred, an event that provides objective evidence of impairment must have occurred and be supported by current observable data.

Loans Analyzed on an Individual Basis, page 105

4.	We note your disclosure on page 107 that there is no difference in your SBIF provision and your IFRS provision for loans collectively evaluated for impairment. Pursuant to your response letter dated May 15, 2013, please revise your future filings to clarify that your tabular disclosure on page 107 illustrates the ranges of estimated losses used in determining your SBIF provision for loans analyzed on an individual basis and describe how this differs from your IFRS provision determined for such loans. Please also confirm, if true, that your SBIF provision for loans analyzed on an individual basis was not materially different than the provision calculated under IFRS.

     We acknowledge the Staff’s comments and respectfully advise that, since our financial statements are presented under IFRS, the tabular disclosure on page 107 of the Form 20-F, as you pointed out, pertains only to our local regulatory provision. We respectfully advise that we will exclude such table from future filings in order to avoid unnecessary confusion.

             We further acknowledge and respectfully confirm that the SBIF provision for loans analyzed on an individual basis as of the year ended December 31, 2013 (and for prior years) was not materially different from the provision calculated under IFRS.

    Liquidity and Capital Resources, page 142

5.	You state on page 147 that you have implemented some changes aiming to improve your ability to manage your exposure to market and liquidity risks following the guidelines proposed by Basel II and III. In the event that you continue to make changes to your market and liquidity risk management procedures and to the extent that such changes are material, please revise your disclosure in future filings to describe the changes made and how such changes improved your exposure to market and liquidity risks. For example, consider providing disclosure similar to that provided on page 141 of your December 31, 2012 Form 20-F which discusses the structural changes that were made to your market risk management during that period.

We acknowledge the Staff’s comments and respectfully advise that we treat risk management as an evolving discipline following market changes.  For that reason, we are committed to studying, analyzing and applying the best practices and applying changes when and if necessary.  All material changes are reported to our various committees governing market and liquidity risks as well as our Board of Directors.  The improvements in market and liquidity risks management did not impact the financial information or the valuation methodology used for our derivatives or securities portfolios.   We respectfully advise that in future filings, if any change relating to a metric is considered to be material, it will be reported and explained from a quantitative and qualitative perspective and will be included in Item 11 and Note 35 to our Financial Statements.

Consolidated Financial Statements, page F-1
Notes to the Consolidated Financial Statements, page F-9
Note 1 – General Information and Summary of Significant Accounting Policies, page F-9
a) Basis of consolidation, page F-9
Controlled Entities, page F-10

6.
We note your tabular presentation of your consolidated entities on page F-11. Please address the following with respect to ownership interests in CorpBanca Investment Valores Columbia (CIVAL) and CorpBanca Investment Trust Colombia (CIT Colombia):

•
Please clarify the nature of both your direct and indirect ownership interests in each of these entities. In this regard, clarify whether these entities are subsidiaries of CorpBanca Columbia and if so, CorpBanca Columbia’s ownership interest in each entity.

We acknowledge the Staff’s comments and respectfully advise that CIVAL and CIT Colombia are both directly held subsidiaries of CorpBanca Colombia.  As of both December 31, 2012 and 2013, CorpBanca Colombia’s direct ownership interest in CIVAL and CIT Colombia was 94.94% and 94.50%, respectively.

•
Please reconcile your ownership interest in these entities as of December 31, 2012 as disclosed on page F-11 with your disclosure on page 41 that indicates you acquired a 99.96% interest in CIVAL and a 99.99% interest in CIT Columbia. In this regard, clarify whether additional transactions occurred subsequent to the acquisition date that decreased your ownership percentage.

We acknowledge the Staff’s comments and respectfully note our inadvertent error on page 41 with regard to the percentage of ownership for CIVAL and CIT Colombia. We respectfully advise that future filings will be corrected to reflect the percentages of ownership listed below:

	December 31, 2012
	CorpBanca Colombia(1)	CorpBanca (Consolidated)
	Direct Ownership(2)
CorpBanca Colombia	–	91.931%
CIVAL	94.940%	5.060%
CIT Colombia	94.501%	–
	Indirect Ownership
CIVAL	–	87.280%
CIT Colombia	–	86.876%

(1)
In June 2012, CorpBanca finalized the acquisition of a 91.9% interest in Banco Santander Colombia S.A (now CorpBanca Colombia), which gave CorpBanca control over CorpBanca Colombia’s 94.9% ownership stake in Santander Investment Valores S.A. Comisionista de Bolsa (now CIVAL) and CorpBanca Colombia’s 94.5% ownership stake in Santander Investment Trust Colombia S.A. (now CIT Colombia).  In addition, in June 2012, CorpBanca acquired an additional 5.06% interest in CIVAL.

(2)
Corresponds to investments in subsidiaries. CorpBanca Investment Valores S.A. Comisionista de Bolsa (CIVAL) and CorpBanca Investment Trust Colombia S.A. (CIT Colombia) are direct subsidiaries of CorpBanca Colombia.

•
Please explain why in your tabular presentation on page F-11 you do not show a direct ownership interest in CIT Columbia as of December 31, 2012 despite your disclosure on pages 41 and F-90 which indicates that you acquired 99.99% equity interest in CIT Colombia on June 22, 2012 and CorpBanca Colombia acquired 94.5% interest in CIT Colombia from your parent company on June 29, 2012. Please also explain the change in your direct ownership interest in CIT Columbia from December 31, 2012 to December 31, 2013.

We acknowledge the Staff’s comments and respectfully note our inadvertent error on page 41 with regard to the percentage of ownership for CIT Colombia.  We respectfully advise that future filings will be corrected to reflect the correct percentages, as set forth above.

We further respectfully advise that the change in our direct ownership in CIT Colombia from December 31, 2012 to December 31, 2013 was as a result of an acquisition by CorpBanca of 413,012 shares of CIT Colombia, representing a direct ownership interest of 5.499%, on January 25, 2013.

•	Clarify whether the decrease in your ownership interest in these entities in 2013 was solely due to the decrease in your ownership interest of CorpBanca Columbia.

We acknowledge the Staff’s comments and respectfully advise that the decrease in our indirect ownership interest in these entities in 2013 was solely due to the decrease in our ownership interest of CorpBanca Columbia, as set forth in more detail below:

	December 31, 2013
	CorpBanca Colombia(1)	CorpBanca (Consolidated)
	Direct Ownership(2)
CorpBanca Colombia	–	66.388%(3)
CIVAL	94.940%	5.060%
CIT Colombia	94.501%	5.499%(4)
	Indirect Ownership
CIVAL	–	63.029%
CIT Colombia	–	62.737%

(1)
In June 2012, CorpBanca finalized the acquisition of a 91.9% interest in Banco Santander Colombia S.A (now CorpBanca Colombia), which gave CorpBanca control over CorpBanca Colombia’s 94.9% ownership stake in CIVAL and CorpBanca Colombia’s 94.5% ownership stake in CIT Colombia.  In addition, in June 2012, CorpBanca acquired an additional 5.06% interest in CIVAL.

(2)	Corresponds to investments in subsidiaries. CIVAL and CIT Colombia are direct subsidiaries of CorpBanca Colombia.
(3)
The participation of CorpBanca in CorpBanca Colombia was 66.39% as of December 31, 2013 as compared to 91.93% as of December 31, 2013 following a capital increase by CorpBanca Colombia in 2013 in which CorpBanca participated in a smaller proportion than the remaining shareholders.

(4)	On January 25, 2013, CorpBanca acquired a total of 413,012 shares representing 5.499% of the ordinary registered shares CIT Colombia.

•	Revise your disclosures in future filings accordingly to clarify your ownership interest in these entities.

We acknowledge the Staff’s comments and respectfully advise that future filings will be updated using uniform disclosure regarding our ownership interest in these entities, as set forth above.

f) Assets and liabilities measurement and classification criteria, page F-15
f.7 Valuation techniques, page F-21

7.
You state that the valuation models are not significantly subjective since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price. Please revise your disclosure in future filings to discuss the types of adjustments that you make to your internal valuations (e.g. liquidity adjustments, etc.), how such adjustments are determined and whether the nature and/or significance of these adjustments impact your classification within the fair value hierarchy.

We respectfully advise that in future filings we will provide within Note 34 the nature of these adjustments included in level 3 hierarchy instruments which includes only liquidity and credit spread adjustments.  We further respectfully advise that level 2 and level 1 hierarchy instruments are not subject to these adjustments because prices for such instruments are observed on active markets.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to Form 20-F; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

*  *  *

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at Rosario Norte 660, 10th floor, Las Condes, Santiago, Chile.

Yours truly,

/s/ Eugenio Gigogne Eugenio Gigogne Chief Financial Officer
Tel: 562-660-2351 Eugenio.gigogne@corpbanca.cl

c.c.           Ms. Yolanda Trotter
Ms. Angela Connell

Mr. Howard M. Kleinman
Dechert LLP
Tel. 212-698-3567
howard.kleinman@dechert.com